UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Zero Nox, Inc.

Legal status of issuer

> **Form**
> Corporation
>
> **Jurisdiction of Incorporation/Organization**
> Wyoming
>
> **Date of organization**
> October 23, 2017

Physical address of issuer
1343 S. Main Street, Porterville, CA 93257

Current number of employees
25

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	6,386,018.92	5,280,126.77
Cash & Cash Equivalents	188,124.64	124,407.91
Accounts Receivable	2,158,898.21	584,693.53
Short-term Debt	13,428,422.16	11,396,946.67
Long-term Debt	8,800,705.39	8,405,602.16
Revenues/Sales	3,572,122.24	7,255,258.63
Cost of Goods Sold	1,312,315.10	4,205,063.95
Taxes Paid	7,272.92	8,369.15
Net Income	-1,846,864.16	-10,371,975.06

April 30, 2025

FORM C-AR

Zero Nox, Inc.



      This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Zero Nox, Inc. , a Wyoming Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.zeronox.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

      Forward Looking Statement Disclosure

      This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of

operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Zero Nox, Inc. (the "Company") is a Wyoming Corporation, formed on October 23, 2017.

The Company is located at 1343 S. Main Street, Porterville, CA 93257.

The Company's website is https://www.zeronox.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

ZeroNox is a clean energy technology company and the leading provider of electrification products and services for the off-highway electric vehicles ("OHEVs") market. Founded in 2017 and based in the Central Valley of California, ZeroNox is committed to developing and deploying energy technologies that are cleaner, higher performing, and cost effective. ZeroNox's business contributes to three of the United Nations' Sustainable Development Goals, namely Goal 7- ensuring access to affordable clean energy; Goal 9- promoting sustainably industry and infrastructure, and Goal 13, taking urgent action to combat climate change. Since January 2019 when it first started to commercialize its products, ZeroNox has sold and delivered approximately 800 OHEVs (including Tuatara UTVs, Ion hospitality carts and PEAK forklifts.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risk that nay new company encounters.

The Issuer is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays that are usual by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crisis and geopolitical, including without limitations, COVID-19 could have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economics and financial markets of many countries, including the United States where we principally operate, resulting in an economic turndown that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company And present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, many of which may materially harm our business, financial condition and results of operations.

Our future growth and success are dependent upon consumers' willingness to adopt green energy technologies.

The Issuer's growth and future demand for its products is highly dependent upon the adoption by consumer of green energy technologies. The market for green energy technologies is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards, and changing consumer demands and behaviors. If the marker for green energy technologies does not continue to develop as expected, or develops more slowly than expected, the Issuer's business, prospects, financial condition and operating results could be harmed.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time period there are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and or new products and services, significant time and resources. Initial timetables for the introduction and development of new lines of business and or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract

clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.
We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed upon performed the agreed upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, maybe affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments up completed

We rely on various intellectual property rights, including trademarks, in order to operate our business.
The company relies on certain intellectual property rights to operate its business. The company's intellectual property rights may not be sufficiently brought or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, and validated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operation. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, the others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important period the protective steps we have taken maybe inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time it could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain period we cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the company. The loss of our board of directors, executive officers and key employees could harm the company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the company has not purchased anu insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the company, ad many states do not enforce non-competition agreements, and therefore acquiring key m an insurance would not ameliorate all of the risk of relying on key personnel.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay our halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have in superior expertise and research and development marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-

stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrance may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business conclude the market that we address may create more compelling service offerings and they offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we do not effectively manage our growth, our existing infrastructure may become strained, and we may be unable to increase revenue growth.

Our future growth may provide challenges to our organization, requiring us to expand our personnel and our operations. Future growth may strain our infrastructure, operations and other managerial and operating resources. If our business resources become strained, our earning may be adversely affected and we may be unable to increase revenue growth period further we may undertake contractual commitments that exceed our labor resources, which could adversely affect our earnings and our ability to increase revenue growth.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as winter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumer and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be averse to our interest or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software

programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities.

The intrusion sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software applications that we produce or procure from third parties may contain defects and design or manufacture, including bugs and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, and various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulations are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems is those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss of misappropriation of, or access to, customers or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties are regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security such as investment and technology, the cost of compliance with consumer protection laws and costs resulting from consumer fraud could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer's transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risks.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflects its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Isser's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Issuer is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators and regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulator proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines comma a seasoned assist order against the subject operations or even revocation or suspension of our license to operate the subject business period as a result comma we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited towards minimum wage requirements, changing regulations form the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities laws in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would ahem to pay to such investor an amount of funds equal to the purchase price paid by such investor plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a recession right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offerings and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer have to pay substantial fines and be prohibited from selling securities in the future.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

ZeroNox is a clean energy technology company and the leading provider of electrification products and services for the off-highway electric vehicles ("OHEVs") market. Founded in 2017 and based in the Central Valley of California, ZeroNox is committed to developing and deploying energy technologies that are cleaner, higher performing, and cost effective. ZeroNox's business contributes to three of the United Nations' Sustainable Development Goals, namely Goal 7- ensuring access to affordable clean energy; Goal 9- promoting sustainably industry and infrastructure, and Goal 13, taking urgent action to combat climate change. Since January 2019 when it first started to commercialize its products, ZeroNox has sold and delivered approximately 800 OHEVs (including Tuatara UTVs, Ion hospitality carts and PEAK forklifts.

Business Plan

The Issuer specializes in the development and commercialization of electric powertrain technology and its integration into electric vehicles. The Issuer's comprehensive portfolio provides dynamic and international clients with products and services to build, improve, and power electric off-highway vehicles. The Issuer's products include electric utility terrain vehicles, transport shuttles, forklifts, lithium iron phosphate battery upgrades for existing electric fleets and electric vehicles and complete final assembly and quality control testing in the United States. The Issuer's services include maintenance of sold products and working with original equipment manufacturers ("OEMs") in their transition to electric by partnering with their manufacturing teams to design and provide the electric powertrain solutions needed to support their execution in bringing electric vehicles to market.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Vonn R. Christenson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Co-Founder and Director of Zero Nox, Inc., 2017- Present. Responsible for strategy, legal, HR, facilities, board relations, shareholder relations, financial oversight, and general CEO responsibilities

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Partner at Christenson Law Firm, 2014- Present. Specializing in business and contract disputes, personal injury, and intellectual property litigation. Member of the board of directors of the Sierra Bancorp (NASDAQ: BSRR), 2016- Present. Responsible for Board oversight.

Education

Harvard Law School, J.D., 2006 Brigham Young University, B.S., Mathematics, 2003

Name

Robert Cruess

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, Co-Founder and Director of Zero Nox, Inc., 2017- Present. Responsible for business and product development.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Branch manager of Alterra Home Loans, 2015 – 2020. Responsible for recruiting, hiring, firing, training, and creating and implementing strategies.

Education

Franciscan University, B.S., Business Administration and Management, 2009

Name

Kelley Ivancovich

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director of Zero Nox, Inc., 2020 – Present. Responsible for board oversight.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

President and Founder of Central Valley Farms LP, 1994 – Present Responsible for strategy and general President responsibilities. Managing Director for three commercial real estate companies — Freemont Properties LLC, Hamilton Properties LLC, and Superior Assets, 2000 – Present. Responsible for strategy and investments.

Education

Brigham Young University, B.S., Zoology, 1980

Name

Eugene Arthur Cuelho, Jr.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director of Zero Nox, Inc., 2020 – Present. Responsible for board oversight.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO and Founder of Premier Trailer Manufacturing, Inc., 1996 – Present. Responsible for strategy and general CEO responsibilities. Director of Invia Investments LLC, 2018 – Present. Responsible for board oversight. Director of HCS of Merchants Isle LLC, 2020 – Present. Responsible for board oversight.

Education

N/A

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Vonn R. Christenson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Co-Founder and Director of Zero Nox, Inc., 2017- Present. Responsible for strategy, legal, HR, facilities, board relations, shareholder relations, financial oversight, and general CEO responsibilities

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Partner at Christenson Law Firm, 2014- Present. Specializing in business and contract disputes, personal injury, and intellectual property litigation. Member of the board of directors of the Sierra Bancorp (NASDAQ: BSRR), 2016- Present. Responsible for Board oversight.

Education

Harvard Law School, J.D., 2006 Brigham Young University, B.S., Mathematics, 2003

Name

Robert Cruess

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, Co-Founder and Director of Zero Nox, Inc., 2017- Present. Responsible for business and product development.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Branch manager of Alterra Home Loans, 2015 – 2020. Responsible for recruiting, hiring, firing, training, and creating and implementing strategies.

Education

Franciscan University, B.S., Business Administration and Management, 2009

Name

Jacob Gotberg

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Technology Officer of Zero Nox, Inc., 2023 – Present; Director of Engineering, 2021 – 2023. Responsible for development of engineering and information systems.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Technology Officer of Zero Nox, Inc., 2023 – Present; Director of Engineering, 2021 – 2023. Responsible for development of engineering and information systems.

Education

University of Southern California, B.S., Engineering, 2012

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 25 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	18,324,673
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms or information.	

Type of security	To Purchase Common Stock Options
Amount outstanding	1,990,175
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may issue additional shares of Options to purchase Common Stock at a later date The issuance of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Other Material Terms or information.	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	
Voting Rights	None.
Anti-Dilution Rights	The Securities do not have any anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	The Issuer does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference. The issuer cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the of future events.
Value of SAFE or Convertible Notes	

The Company has the following debt outstanding:

Type of debt	Loans with Related Party-CEO and Co-Founder
Name of creditor	Vonn Christenson
Amount outstanding	Loans in the amount of: $50,671.17; $95,960.10; $45,000; $60,000; $100,000; $50,000; $90,000
Interest rate and payment schedule	10% per annum
Amortization schedule	
Describe any collateral or security	Unsecured
Maturity date	Miscellaneous dates 2025
Other material terms	

Type of debt	Loans with Related Party-CEO and Co-Founder
Name of creditor	Robert Cruess
Amount outstanding	$42,000
Interest rate and payment schedule	10% per annum
Amortization schedule	
Describe any collateral or security	Unsecured.
Maturity date	July 1, 2025
Other material terms	

Type of debt	Loan with Shareholder
Name of creditor	Roman Hakimi
Amount outstanding	$300,000
Interest rate and payment schedule	10% per annum
Describe any collateral or security	Unsecured
Maturity date	July 1, 2025
Other material terms	

Type of debt	Notes
Name of creditor	Premier Trailer*
Amount outstanding	$4,640,000
Interest rate and payment schedule	8% per annum
Describe any collateral or security	Unsecured
Maturity date	July 1, 2025
Other material terms	This promissory note resulted from the conversion on October 1, 2023, of a previously issued Convertible Note.

Name of creditor	SBA EIDL Loan
Amount outstanding	$66,982.59
Interest rate and payment schedule	3.75% per annum Installment payments, including principal and interest of $342 monthly.
Describe any collateral or security	All assets.
Maturity date	June 9, 2025

Name of creditor	North Star Leasing Loan
Amount outstanding	$589,000
Interest rate and payment schedule	15.30% per annum Installment payments, including principal and interest of $40,000 monthly.
Describe any collateral or security	Secured by Equipment and Inventory.
Maturity date	February 2, 2026

Name of creditor	Forward Financing LLC
Amount outstanding	$152,867
Interest rate and payment schedule	
Describe any collateral or security	
Maturity date	

Type of debt	Vehicle Loan
Name of creditor	
Amount outstanding	$39,440
Interest rate and payment schedule	5.69% per annum Installment payments, including principal and interest of $1,399 monthly.
Describe any collateral or security	Secured.
Maturity date	July 15, 2027

Type of debt	Vehicle Loan
Name of creditor	
Amount outstanding	$26,180
Interest rate and payment schedule	4.66% per annum. Installment payments, including principal and interest of $683 monthly.
Describe any collateral or security	Secured.
Maturity date	January 6, 2028

Type of debt	Vehicle Loan
Name of creditor	
Amount outstanding	$6,480
Interest rate and payment schedule	2.25% per annum. Installment payments, including principal and interest of $600 monthly.
Describe any collateral or security	Secured.
Maturity date	January 6, 2028

Type of debt	Loans with Related Party-
Name of creditor	Central Valley Farms and its Affiliates
Amount outstanding	loans in the amounts of: $1,537,839; $500,000; $400,000; $470,058.17; $110,000; $40,000
Interest rate and payment schedule	10% per annum.
Describe any collateral or security	Unsecured
Maturity date	Miscellaneous dates 2025
Other material terms	The parties have agreed to this maturity date and are in the process of managing the loan agreements.

Type of debt	Loans with Related Party
Name of creditor	Premier Trailer
Amount outstanding	loans broken out as follows: $500,000; $2,000,000; $250,000; $200,000; $100,000; $280,000; $20,000; $45,000
Interest rate and payment schedule	Interest rate for $500,000 is 15% per annum; and Interest rate for $2,000,000 and all other loans is 10% per annum.
Describe any collateral or security	Unsecured.
Other material terms	

Type of debt	Credit Union Loan
Amount outstanding	$21,837
Interest rate and payment schedule	6.74% per annum. Installment payments, including principal and interest of $569 monthly.
Describe any collateral or security	Secured.
Maturity date	August 15, 2028

Type of debt	Loan
Name of creditor	Kapitus Servicing Inc
Amount outstanding	$72,111
Interest rate and payment schedule	
Describe any collateral or security	Unsecured.
Maturity date	

Type of debt	Growth for Good Loan
Amount outstanding	$2,530,000
Interest rate and payment schedule	8% per annum.
Describe any collateral or security	Unsecured.
Maturity date	September 12, 2026

Name of creditor	G-DEB Investments Inc.
Amount outstanding	$400,000
Interest rate and payment schedule	8% per annum.
Describe any collateral or security	Unsecured.
Maturity date	September 12, 2026
Type of debt	Miscellaneous Financed Business Insurance Policies (3 total)
Amount outstanding	$60,576
Interest rate and payment schedule	Monthly payments.
Describe any collateral or security	Unsecured.
Maturity date	Miscellaneous dates 2025

The total amount of outstanding debt of the company is $22,229,127.55.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Amount of Securities Issued/ Holders	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	843,750	$2,531,250.00	Research & Development and General Working Capital	June 1, 2021; September 1, 2021	Rule 506(b)
Common Stock	194,643	$1,946,430.00	Research & Development and General Working Capital	June 6, 2022; August 15, 2022; December 7, 2022; December 22, 2022; August 1, 2023; August 15, 2023; August 18, 2023; October 25, 2023	Rule 506(b)
Convertible Notes*	3	$750,000.00	Research & Development and General Working Capital	Various dates between March 31, 2022 and May 26, 2922	Rule 506(b)
Convertible Notes**	1	$5,000,000.00	Research & Development and General Working Capital	March 11, 2022	Rule 506(b)
Options	1,524,225***	$0.00	N/A	Various dates between February 24, 2021 and January 30, 2024	Rule 701
SAFE (Simple Agreement		$183,632.00	Intermediary Fees, Research and	February 29, 2024	Regulation CF

			Development, Accounts Payable and Debt Paydown (1), Sales & Marketing, Inventory, General Working Capital (2)		
for Future Equity)					

* Converted in May 2023 into 75,000 shares of Common Stock

** This loan was changed from a Convertible Note to a Promissory Note on October 1, 2023. Additionally, a portion of this amount has been paid down. The current balance is $4,640.000.

*** Of this amount, 119,300 options were subsequently forfeited.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Liquidity and Capital Resources

On June 1, 2021, and September 1, 2021, the Company conducted an offering pursuant to Rule 506(b) and raised $2,531,250.00.

On various dates the Company conducted an offering pursuant to Rule 506(b) and raised $1,946,430.00.

On various dates the Company conducted an offering pursuant to Rule 506(b) and raised $750,000.00.

On various dates the Company conducted an offering pursuant to Rule 506(b) and raised $5,000,000.00.

On various dates the Company conducted an offering pursuant to Rule 701 and raised $0.00.

On February 29, 2024, the Company conducted an offering pursuant to Regulation CF and raised $183,632.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

(a) Vonn R. Christenson, the Issuer's CEO and Co-Founder, has provided advances to the Issuer in 2021, 2022 and 2023, totaling in the aggregate $250,000 in principal. As of the date of this Form C-AR, the total outstanding balance is $273,969, including accrued interest. The loans carry an interest rate of 1-% per annum, are unsecured and have a maturity date of July 1, 2025, which may be extended upon the consent of Vonn R. Christenson. See the section titled "Outstanding Debt" for more information regarding these loan

(b) A shareholder of the Issuer provided a short-term loan to the Issuer in May 2023 in the principal amount of $300,000. As of the date of this Form C-AR, the total outstanding balance is $300,000. The loan carries an interest rate of 10% per annum, is unsecured and has a maturity date of July 1, 2025, which may be extended upon the consent of the shareholder. See the section titled "Outstanding Debt" for more information regarding these loans.

(c) On July 12, 2023, the Issuer entered into an agreement with Premier Trailer Manufacturing, Inc. ("Premier Trailer"), an entity founded by the Issuer's director Eugene Arthur Cuelho, Jr., for advanced funds in the amount of $2,000,000. ON December 18, 2023, the Issuer entered into another agreement with Premier Trailer for advanced funds in the amount of $500,000. As of the date of this Form C-AR, the total outstanding principal balance is $2,500,000. The $2,000,000 principal loan carries an interest rate of 10% per annum, is unsecured and has a maturity date of July 1, 2025. The $500,000 principal; loan carries an interest rate of 15% per annum, is unsecured and has a maturity date of February 28, 2026. The issuer entered into similar advance agreements with Premier Trailer in 2020 and 2021 and those advances were previously paid off by the Issuer. See the section titled "Outstanding Debt" for more information regarding these loans.

(d) On August 30, 2021, the Issuer obtained a short-term bridge loan from Central Valley Farms ("CVF"), founded by Kelley Ivancovich, a director of the Issuer, in the amount of $1,500,000. On December 1, 2022, the Issuer obtained a further short-term bridge loan from CVF in the amount of $500,000. An additional promissory note was issued by the Issuer to CVF in the principal amount of $400,000 on January 16, 2023. Additionally, on February 21, 2023, two children of Kelly Ivancovich provided loans to the Issuer in the aggregate amount of $460,000. All of the loans are unsecured and carry an interest rate of 10-% per annum. See the section titled "Outstanding Debt" for more information regarding these loans.

(e) On March 11, 2022, the Issuer entered into a convertible promissory note agreement with Premier Trailer in the aggregate amount of $5,000,000. The convertible note was converted to a promissory note on October 1, 2023. The promissory note bears simple interest at a rate of 8.0% per annum and matured on July 1, 2025. As of the date of this Form C-AR, the principal outstanding balance on the convertible note is $4,640,000. See the section titled "Outstanding Debt" for more information regarding this convertible note.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Vonn R Christenson
(Signature)

Vonn R Christenson
(Name)

CEO & Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

ZeroNox, Inc.
Profit and Loss
January - December 2024

	Total
Income	
40000 Sales	218,694.97
40110 Tuatara Income	1,282,743.17
40120 ION Income	181,637.32
40130 PEAK Income	70,399.25
40140 Yak Income	280,500.00
40210 ZEPP Income	1,463,571.75
40220 Battery Upgrades Income	6,465.46
40230 Iron Vault Income	422.06
40300 Sales of Parts	340.99
40400 Extended Warranty Sales	24,042.66
40410 Out-of-Warranty Repairs	44,663.72
40430 Management Services	200,000.00
40500 Freight	66,505.20
40900 Sales Concessions	-273,850.19
Total 40000 Sales	**$ 3,566,136.36**
Services	5,985.88
Total Income	**$ 3,572,122.24**
Cost of Goods Sold	
50000 Cost of Goods Sold	879.56
50110 Tuatara COGS	278,953.35
50120 ION COGS	85,319.69
50130 PEAK COGS	11,187.80
50140 Yak COGS	1,522.70
50210 ZEPP COGS	40,536.72
50220 Battery Upgrades COGS	-17,529.47
50260 Assembly	12,638.28
50300 Product Parts Repair	411.87
50400 Warranty Expenditures	283,698.87
50410 Out-of-Warranty Repair COGS	3,822.55
50420 Product Alteration Materials	1,856.87
Total 50000 Cost of Goods Sold	**$ 703,298.79**
50500 Freight and Shipping Costs	11,153.29
50520 Duties	426,095.74
50540 Ocean Freight	139,392.47
50550 Final Mile Shipping Expense	39,738.36
Total 50500 Freight and Shipping Costs	**$ 616,379.86**
51000 Cost of Labor	
51100 Employee Wages - Direct Labor	0.00

51110 Payroll Taxes - Direct Labor		0.00
Total 51000 Cost of Labor	**$**	**0.00**
52100 Inventory Adjustment		-9,087.35
Total Cost of Goods Sold	**$**	**1,310,591.30**
Gross Profit	**$**	**2,261,530.94**
Expenses		
61000 Employees		
61100 Payroll Expenses		
61110 Employee Wages		
61111 Employee Wages - G&A		1,216,377.22
61112 Employee Wages - R&D		362,795.69
61113 Employee Wages - S&M		336,397.47
Total 61110 Employee Wages	**$**	**1,915,570.38**
61120 Payroll Taxes		
61122 Payroll Taxes - G&A		103,286.10
61123 Payroll Taxes - R&D		29,612.93
61124 Payroll Taxes - S&M		26,516.40
Total 61120 Payroll Taxes	**$**	**159,415.43**
Total 61100 Payroll Expenses	**$**	**2,074,985.81**
61200 Employment-Related Insurance		137,171.55
61203 Vision Insurance - Employer		68.50
61205 Workers Comp. Insurance		59,418.10
Total 61200 Employment-Related Insurance	**$**	**196,658.15**
61300 Retirement Expenses		
61301 401k Company Match		6,860.93
61302 401k Fees		6,269.30
Total 61300 Retirement Expenses	**$**	**13,130.23**
61401 Employee Relations		4,334.47
61402 Training & Education		449.75
61901 Accrued Vacation Expense		-4,248.37
Total 61000 Employees	**$**	**2,285,310.04**
62000 Professional Services		10,000.00
62100 Attorneys and Legal		195,178.80
62210 Accounting & Tax		96,224.50
62220 Technical Accounting & Audit		20,000.00
62300 Human Resource and Payroll		23,496.10
62400 Marketing, Public Relations & Advertising		5,039.99
62600 Engineering and Product Development		250,180.56
62800 Management and Strategic Planning		103,873.03
62900 Public Company Inherent Costs		
62930 Legal		62,275.10
62960 Advisors/Consultants		5,560.00
62990 Investor Relations		9,000.00
Total 62900 Public Company Inherent Costs	**$**	**76,835.10**

Total 62000 Professional Services	**$**	**780,828.08**
63000 Facilities		
63100 Rent Expense		6,000.00
63110 Warehouse Lease		171,334.14
63140 Remote EE Rental House		18,000.00
Total 63100 Rent Expense	**$**	**195,334.14**
63200 Utilities		
63211 Electricity		23,200.32
63212 Electricity Warehouse		9,626.77
63213 Gas		1,798.35
63214 Water & Trash		6,902.64
63215 Telephone Services		894.12
63216 Internet and TV Services		5,613.76
Total 63200 Utilities	**$**	**48,035.96**
63400 Facility Repairs and Maintenance		20,278.70
63450 Site Safety		154.26
Total 63400 Facility Repairs and Maintenance	**$**	**20,432.96**
63700 Small Tools		6,599.35
63800 Warehouse Supplies		41,981.44
Total 63000 Facilities	**$**	**312,383.85**
63900 Vehicle Expense		
63910 Licences and Registrations		3,261.18
63920 Fuel		9,148.72
63930 Vehicle Repairs & Maintenance		11,819.79
Total 63900 Vehicle Expense	**$**	**24,229.69**
64000 Sales & Marketing		
64100 Advertising		
64130 Outdoor Mediums		4,744.99
64140 Website		462.51
64150 Digital and Social Media		4,021.61
64160 Marketing Materials and Items		10,299.06
Total 64100 Advertising	**$**	**19,528.17**
64200 Promotional Events		6,397.62
64400 Customer Relations		67.62
64500 Business Development		7,056.64
Total 64000 Sales & Marketing	**$**	**33,050.05**
65000 Insurance Expense		
65100 General Liability		55,145.23
65200 Property & Casualty Insurance		3,146.25
65300 Automotive Insurance		42,729.99
65400 Directors & Officers		21,819.47
65500 Bonds and Other Insurances		1,400.00
Total 65000 Insurance Expense	**$**	**124,240.94**
66000 Travel & Entertainment		

66100 Travel Expense		5,473.03
66101 Air Travel		34,912.50
66102 Auto & Fuel		27,859.04
66103 Lodging		21,172.34
66104 Meals and Per Diem		17,007.70
Total 66100 Travel Expense	$	**106,424.61**
66200 Travel and Entertainment (S&M)		
66201 Air Travel (S&M)		2,810.23
66202 Auto & Fuel (S&M)		1,635.86
66203 Lodging (S&M)		3,499.05
66204 Meals and Per Diem (S&M)		2,820.88
Total 66200 Travel and Entertainment (S&M)	$	**10,766.02**
Total 66000 Travel & Entertainment	$	**117,190.63**
67000 Office Expenses		
67010 Office Supplies		9,168.05
67020 Postage and Shipping		47,348.27
67030 Computer and Devices		373.00
67040 Software Subscriptions		67,932.96
Total 67000 Office Expenses	$	**124,822.28**
67100 Memberships, Dues and Subscriptions		21,785.77
67200 Permits, Licenses and Certifications		-213.38
67300 Meetings and Conferences		1,143.00
67500 Scholarships		1,000.00
67600 Interest, Fees and Service Charges		40,538.50
67620 Mortgage, Rent, and Lease Interest		22,281.94
67630 Vehicle and Equipment Interest		4,733.35
67640 Credit Card Interest		13,347.92
67650 Unsecured Loan Interest		184,830.66
67660 Bank Service Charges		7,503.74
67670 Other Fees and Finance Charges		11,469.07
67690 Merchant Account Fees		5,047.90
67700 Loan and Financing Fees		19,592.00
67710 Related Party Interest		608,257.05
67799 Cash Back Rewards		-3,423.71
Total 67600 Interest, Fees and Service Charges	$	**914,178.42**
68000 Research & Development - Jospong		376,184.72
68500 Depreciation Expense		40,268.09
68600 Amortization Expense		1,714.97
69000 Taxes & Licenses		
69030 State Corp/LLC Fee		1,641.70
69050 Property Tax (Unsecured)		1,382.87
69060 Tax Penalty		4,248.35
69080 Sales and Use Tax Adjustments		-1,276.45
Total 69000 Taxes & Licenses	$	**5,996.47**

Total Expenses	$	5,164,113.62
Net Operating Income	-$	2,902,582.68
Other Income		
70100 Interest Income		248,772.60
70200 Rent Income		4,250.00
70400 Gain on Lease Reassessment		22,832.34
70500 Gain on Payable Write-offs		674,275.77
79000 Miscellaneous Income		
79100 Sales Price of Miscellaneous Tools/Supplies		121.00
Total 79000 Miscellaneous Income	$	121.00
Total Other Income	$	950,251.71
Other Expenses		
80400 Loss on Lease Reassessment		38,276.58
81000 Gain/Loss on Sale of Assets		
81100 Purchase Price of Asset		29,959.28
81200 Accumulated Depreciation on Asset		-13,621.50
81300 Sales Price of Asset		-9,000.00
Total 81000 Gain/Loss on Sale of Assets	$	7,337.78
89000 Miscellaneous Expense		-205.41
Total Other Expenses	$	45,408.95
Net Other Income	$	904,842.76
Net Income	-$	1,997,739.92

ZeroNox, Inc.
Statement of Cash Flows
January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	-1,997,739.92
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	-1,574,204.68
11500 Due from Employees	-9,057.43
12100 Inventory Asset	-834.18
12101 Inventory Asset:Tuatara Inventory	204,381.55
12102 Inventory Asset:ION Inventory	82,917.00
12103 Inventory Asset:PEAK Inventory	6,593.50
12104 Inventory Asset:ZEPP Inventory	36,032.22
12105 Inventory Asset:Battery Upgrades Inventory	-17,635.34
12109 Inventory Asset:Yak Inventory	-37,230.57
12203 Prepaid Inventory Deposits:PEAK Prepaid Inventory	-5,950.00
12209 Prepaid Inventory Deposits:Yak Prepaid Inventory	-149,104.00
13020 Prepaid Expenses:Prepaid Health Insurances	-11,648.53
13040 Prepaid Expenses:Prepaid R&D	-80,743.84
15900 Accumulated Depreciation	26,646.59
16900 Accumulated Amortization	1,714.97
20000 Accounts Payable	835,780.39
21101 American Express cards:Amex - Gold	-13,936.21
21102 American Express cards:Amex - Blue	4,987.78
21301 Ramp Visa cards:Ramp	-4,728.42
22100 Payroll Liabilities:Accrued Payroll Payable	-74,376.42
22101 Payroll Liabilities:Accrued Bonus Payable	-8,750.11
22201 Payroll Liabilities:Federal Taxes (941/943/944)	-25,561.62
22202 Payroll Liabilities:Federal Unemployment (940)	-2,839.43
22308 Payroll Liabilities:CA PIT / SDI	-4,904.39
22309 Payroll Liabilities:CA SUI / ETT	-2,958.66
22383 Payroll Liabilities:TN Unemployment Tax	-40.54
22386 Payroll Liabilities:UT Income Tax	-459.46
22387 Payroll Liabilities:UT Unemployment Tax	-141.24
22425 Payroll Liabilities:CA Child Support Garnishment	-750.32
22426 Payroll Liabilities:CA Tax Garnishment	0.00
22701 Payroll Liabilities:Health Insurance (company paid)	33,563.47
22702 Payroll Liabilities:Health Insurance (pre-tax)	19,839.75
22703 Payroll Liabilities:Dental Insurance (company paid)	-2,313.02
22704 Payroll Liabilities:Dental Insurance (pre-tax)	4,339.54
22706 Payroll Liabilities:Vision Insurance (pre-tax)	1,776.93
22707 Payroll Liabilities:Life Insurance (company paid)	-399.94
22708 Payroll Liabilities:Life Insurance (pre-tax)	722.00
22801 Payroll Liabilities:401k Company Match	-1,209.81
22802 Payroll Liabilities:401k Employee Pre-Tax Contribution	409.01

22803 Payroll Liabilities:401k Employee Roth Contribution	-246.15
22850 Payroll Liabilities:Employee Life Ins (company paid)	-2,275.00
22901 Payroll Liabilities:Accrued Vacation Payable	9,123.87
23003 Sales Tax Payable:AZ Sales Tax Payable	0.00
23005 Sales Tax Payable:CA Sales Tax Payable	17,154.87
23006 Sales Tax Payable:CO Sales Tax Payable	10.20
23007 Sales Tax Payable:Connecticut Department of Revenue Services Payable	57.66
23009 Sales Tax Payable:FL Sales Tax Payable	4.84
23013 Sales Tax Payable:Illinois Department of Revenue Payable	3,331.17
23017 Sales Tax Payable:KY Sales Tax Payable	0.00
23021 Sales Tax Payable:Massachusetts Department of Revenue Payable	1,846.88
23030 Sales Tax Payable:New Jersey Division of Taxation Payable	38.63
23032 Sales Tax Payable:New York Department of Taxation and Finance Payable	7,848.88
23043 Sales Tax Payable:TX Sales Tax Payable	42.76
23047 Sales Tax Payable:Washington State Department of Revenue Payable	6,517.47
24010 Other Accrued Expenses:Accrued Interest, Related Parties	-272,191.47
24011 Other Accrued Expenses:Accrued Interest, Related Parties:Premier Trailer	257,339.23
24012 Other Accrued Expenses:Accrued Interest, Related Parties:CVF	552,074.91
24013 Other Accrued Expenses:Accrued Interest, Related Parties:Vonn Christenson	35,405.73
24014 Other Accrued Expenses:Accrued Interest, Related Parties:RH	41,023.43
24016 Other Accrued Expenses:Accrued Interest, Related Parties:Invia Investments	0.00
24020 Other Accrued Expenses:Accrued Interest, Non-Related Parties	-100,393.69
24020.001 Other Accrued Expenses:Accrued Interest, Non-Related Parties:SBA	-838.94
24020.002 Other Accrued Expenses:Accrued Interest, Non-Related Parties:G4G	107,093.15
24020.003 Other Accrued Expenses:Accrued Interest, Non-Related Parties:NSL	-52,366.61
24020.004 Other Accrued Expenses:Accrued Interest, Non-Related Parties:ROU	-2,091.40
24020.005 Other Accrued Expenses:Accrued Interest, Non-Related Parties:Kapitus Servicing	-5,141.91
24020.006 Other Accrued Expenses:Accrued Interest, Non-Related Parties:Forward Financing	-4,475.14
24020.007 Other Accrued Expenses:Accrued Interest, Non-Related Parties:G-DEB	-8,695.86
24100 Other Accrued Expenses:Deferred Rent Expense	26,044.14
24200 Other Accrued Expenses:Accrued Expenses, Legal	-1,178,327.60
24300 Other Accrued Expenses:Accrued Contractor Agreements Payable	-1,000.00
25101 Deferred Revenue:Customer Deposits	945,233.98
25102 Deferred Revenue:Deferred Warranty Revenue, Current	10,063.12
25201 Op Lease Liability, Current	152,151.14
25311 Short Term Loans:Related Party Short Term Loans:CVF Loan 9	0.00
25312 Short Term Loans:Related Party Short Term Loans:Vonn Christenson - Jospong	-3,019.00
25317 Short Term Loans:Related Party Short Term Loans:Premier Trailer Loan 6 - Jospong	250,000.00
25318 Short Term Loans:Related Party Short Term Loans:Vonn Christenson 4-27-23 - Jospong	-4,366.99
25319 Short Term Loans:Related Party Short Term Loans:Vonn Christenson 5-30-23 - Jospong	-2,639.09
25320 Short Term Loans:Related Party Short Term Loans:Vonn Christenson 6-16-23 - Jospong	-3,175.30
25321 Short Term Loans:Related Party Short Term Loans:Premier Trailer Loan 7 - Jospong	200,000.00
25322 Short Term Loans:Related Party Short Term Loans:Vonn Christenson 2-28-24	0.00
25323 Short Term Loans:Related Party Short Term Loans:Premier Trailer Loan 8	0.00
25324 Short Term Loans:Related Party Short Term Loans:Vonn Christenson 3-11-24	0.00
25325 Short Term Loans:Related Party Short Term Loans:Vonn Christenson 5-8-24	0.00
25326 Short Term Loans:Related Party Short Term Loans:Robert Cruess 5-9-24	0.00

25327 Short Term Loans:Related Party Short Term Loans:Vonn Christenson 4-26-24	0.00
25328 Short Term Loans:Related Party Short Term Loans:Vonn Christenson 5-23-24	0.00
25330 Short Term Loans:Related Party Short Term Loans:Robert Cruess 7-19-24 - Jospong	42,000.00
25331 Short Term Loans:Related Party Short Term Loans:Vonn Christenson 7-22-24 - Jospong	100,000.00
25332 Short Term Loans:Related Party Short Term Loans:Invia Investments 7-29-24	0.00
25333 Short Term Loans:Related Party Short Term Loans:CVF Loan 8-2-24 - Torsa	40,000.00
25334 Short Term Loans:Related Party Short Term Loans:Premier Trailer Loan 8-1-24	0.00
25335 Short Term Loans:Related Party Short Term Loans:CVF Loan 8-20-24 - Torsa	110,000.00
25336 Short Term Loans:Related Party Short Term Loans:CVF Loan 9-24-24 - Torsa	40,000.00
25337 Short Term Loans:Related Party Short Term Loans:Premier Trailer Loan 10-21-24 - Jospong	100,000.00
25338 Short Term Loans:Related Party Short Term Loans:Vonn Christenson Loan 11-19-24 - Jospong	50,000.00
25339 Short Term Loans:Related Party Short Term Loans:CVF Loan 11-05-24	0.00
25340 Short Term Loans:Related Party Short Term Loans:Premier Sales Loan 12-09-24 - Jospong	280,000.00
25341 Short Term Loans:Related Party Short Term Loans:Premier Sales Loan 12-10-24	20,000.00
25342 Short Term Loans:Related Party Short Term Loans:Vonn Christenson Loan 12-13-24 - Jospong	90,000.00
25343 Short Term Loans:Related Party Short Term Loans:Premier Sales Loan 12-18-24 - Jospong	45,000.00
25353 Short Term Loans:Non-Related Party Short-Term Loans:North Star Leasing Loan # 77191	-358,991.26
25354 Short Term Loans:Non-Related Party Short-Term Loans:North Star Leasing Loan # 81242	-364,043.15
25355 Short Term Loans:Non-Related Party Short-Term Loans:Alliance Funding Group Loan # 54021	-110,672.85
25356 Short Term Loans:Non-Related Party Short-Term Loans:Financed Management Liability Insurance Premiums	-1,503.27
25357 Short Term Loans:Non-Related Party Short-Term Loans:Financed General Liability Insurance Premiums	-2,294.19
25358 Short Term Loans:Non-Related Party Short-Term Loans:Financed Garage and Dealers Insurance Premiums	-6,129.97
25359 Short Term Loans:Non-Related Party Short-Term Loans:G-DEB Investments Inc. LOC	400,000.00
25360 Short Term Loans:Non-Related Party Short-Term Loans:Cohen Saban Charitable Tr Inc Loan	0.00
25361 Short Term Loans:Non-Related Party Short-Term Loans:Berkshire Hathaway Homestate Companies	13,249.60
25362 Short Term Loans:Non-Related Party Short-Term Loans:Quick Funding Gr	-4,999.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 692,704.36**
Net cash provided by operating activities	**-$1,305,035.56**
INVESTING ACTIVITIES	
14500 Fleet Vehicles	14,000.00
14508 Fleet Vehicles:Trucks	6,000.00
14601 Fleet Trailers:Metal Trailer #1	9,959.28
16100 Patents & Trademarks	-115,428.21
16200 Op Lease Right-of-Use Assets	195,166.97
Net cash provided by investing activities	**$ 109,698.04**
FINANCING ACTIVITIES	
26102 Deferred Warranty Revenue	0.00
26103 Deferred Warranty Revenue, Current Portion (Contra)	-34,909.35
26201 Op Lease Liability, LT Portion	-144,150.79
26202 Op Lease Liability, Current (Contra Account)	-152,151.14
26451 Non-Related Party Long-Term Loans:Vehicles & Equipment Loans:TCFCU Note Payable	-6,810.46
26452 Non-Related Party Long-Term Loans:Vehicles & Equipment Loans:Tucoemas Truck Note Payable	-8,691.96
26453 Non-Related Party Long-Term Loans:Vehicles & Equipment Loans:Ford Truck Note Payable	-14,454.83
26455 Non-Related Party Long-Term Loans:Vehicles & Equipment Loans:Safe 1 Credit Union Note Payable	-5,400.32
26502 Non-Collateralized Loans:SBA Loan #9967297807	-1,553.58

26506 Non-Collateralized Loans:North Star Leasing Loan # 86707	538,247.66
26507 Non-Collateralized Loans:Forward Financing LLC	152,866.88
26508 Non-Collateralized Loans:Kapitus Servicing Inc # 16007481 8-28-24	72,111.12
26509 Non-Collateralized Loans:Swiss Fund 10-2-2024	0.00
30105 Proceeds of Shares Not Issued	526,177.59
Net cash provided by financing activities	**$ 921,280.82**
Net cash increase for period	**-$ 274,056.70**
Cash at beginning of period	124,407.91
Cash at end of period	**-$ 149,648.79**

Tuesday, Apr 15, 2025 05:15:07 PM GMT-7

ZeroNox, Inc.
Balance Sheet
As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
10110 Bank of the Sierra	
10111 BotS - Checking	3,003.74
10112 BotS - Savings	1,502.15
10113 BotS - Warranty	0.00
Total 10110 Bank of the Sierra	$ 4,505.89
10120 Chase Bank	
10121 Chase - Checking	-149,648.79
Total 10120 Chase Bank	-$ 149,648.79
10190 Petty Cash	244.22
Total Bank Accounts	-$ 144,898.68
Accounts Receivable	
11000 Accounts Receivable	2,158,898.21
Total Accounts Receivable	$ 2,158,898.21
Other Current Assets	
11100 Reserve for Bad Debts & Returns	-57,000.00
11500 Due from Employees	9,057.43
12000 Undeposited Funds	0.00
12100 Inventory Asset	266,275.46
12101 Tuatara Inventory	623,413.76
12102 ION Inventory	112,822.39
12103 PEAK Inventory	26,539.26
12104 ZEPP Inventory	-33,522.22
12105 Battery Upgrades Inventory	38,551.84
12106 Iron Vault Inventory	7,602.26
12107 EVT Inventory	82,541.82
12108 ZTRAC Inventory	0.00
12109 Yak Inventory	37,230.57
12190 Accrued Freight Cost	54,493.64
Total 12100 Inventory Asset	$ 1,215,948.78
12200 Prepaid Inventory Deposits	0.00
12201 Tuatara Prepaid Inventory	1,145,984.56
12202 ION Prepaid Inventory	0.00
12203 PEAK Prepaid Inventory	5,950.00
12207 EVT Prepaid Inventory	0.00
12209 Yak Prepaid Inventory	149,104.00
12290 Prepaid Freight	0.00

Total 12200 Prepaid Inventory Deposits	$	1,301,038.56
13000 Prepaid Expenses		
13020 Prepaid Health Insurances		25,831.08
13040 Prepaid R&D		199,972.84
Total 13000 Prepaid Expenses	$	225,803.92
Total Other Current Assets	$	2,694,848.69
Total Current Assets	$	4,708,848.22
Fixed Assets		
14200 Warehouse & Manufacturing Equipment		81,755.32
14400 Computer Equipment		3,690.82
14500 Fleet Vehicles		65,418.67
14501 1198 - 2015 RAM Truck #83270W1		0.00
14502 #3-2011 F250 Super Duty - 99504		0.00
14503 2017 F550 - 16854 #9565151L2		0.00
14504 8065 - 2015 RAM Truck #83267W1		0.00
14505 2012 Chev Silverado - 10603		30,000.00
14506 Freightliner 2006 - 98376		0.00
14507 2003 Ford - 32816		0.00
14508 Trucks		6,000.00
14510 2022 Ford F250 40414		82,707.85
14511 2021 Chevy Silv 75004		45,419.51
Total 14500 Fleet Vehicles	$	229,546.03
14600 Fleet Trailers		0.00
14601 Metal Trailer #1		0.00
14602 Metal Trailer #2		0.00
14603 Box Trailer - 12338		11,790.66
14604 Box Trailer #2 - 12544		12,788.26
14605 Trailer #3 - 16854		0.00
14606 Carex Trailer #1 - #47937		16,070.74
14607 Carex Trailer #2 - #47938		16,070.74
14608 Bronco flat trailer - 76861		12,766.93
Total 14600 Fleet Trailers	$	69,487.33
15900 Accumulated Depreciation		-132,911.29
17000 Warehouse Land and Building		0.00
Total Fixed Assets	$	251,568.21
Other Assets		
16100 Patents & Trademarks		693,495.61
16200 Op Lease Right-of-Use Assets		777,333.75
16201 Finance Lease Right-of-Use Asset		0.00
16900 Accumulated Amortization		-2,000.91
Total Other Assets	$	1,468,828.45
TOTAL ASSETS	$	6,429,244.88
LIABILITIES AND EQUITY		
Liabilities		

Current Liabilities

Accounts Payable

20000 Accounts Payable		2,492,361.07
Total Accounts Payable	$	**2,492,361.07**

Credit Cards

21100 American Express cards		
21101 Amex - Gold		50,002.84
21102 Amex - Blue		23,660.58
Total 21100 American Express cards	$	**73,663.42**
21300 Ramp Visa cards		
21301 Ramp		11,828.16
Total 21300 Ramp Visa cards	$	**11,828.16**
Total Credit Cards	$	**85,491.58**

Other Current Liabilities

22000 Payroll Liabilities		0.00
22100 Accrued Payroll Payable		0.00
22101 Accrued Bonus Payable		0.00
22201 Federal Taxes (941/943/944)		0.00
22202 Federal Unemployment (940)		0.00
22308 CA PIT / SDI		0.00
22309 CA SUI / ETT		0.00
22383 TN Unemployment Tax		0.00
22386 UT Income Tax		0.00
22387 UT Unemployment Tax		0.00
22425 CA Child Support Garnishment		0.00
22426 CA Tax Garnishment		0.00
22701 Health Insurance (company paid)		0.00
22702 Health Insurance (pre-tax)		22,042.18
22703 Dental Insurance (company paid)		0.00
22704 Dental Insurance (pre-tax)		7,079.66
22705 Vision Insurance (company paid)		0.00
22706 Vision Insurance (pre-tax)		1,041.67
22707 Life Insurance (company paid)		420.48
22708 Life Insurance (pre-tax)		876.00
22801 401k Company Match		0.00
22802 401k Employee Pre-Tax Contribution		1,155.37
22803 401k Employee Roth Contribution		217.33
22850 Employee Life Ins (company paid)		0.00
22901 Accrued Vacation Payable		27,280.66
Total 22000 Payroll Liabilities	$	**60,113.35**
23000 Sales Tax Payable		0.00
23003 AZ Sales Tax Payable		1,871.52
23005 CA Sales Tax Payable		16,560.88
23006 CO Sales Tax Payable		12,821.88

23007 Connecticut Department of Revenue Services Payable		57.66
23009 FL Sales Tax Payable		2,623.93
23010 GA Sales Tax Payable		0.00
23012 Idaho State Tax Commission Payable		18.00
23013 Illinois Department of Revenue Payable		3,331.17
23015 IA Sales Tax Payable		0.00
23017 KY Sales Tax Payable		37.55
23021 Massachusetts Department of Revenue Payable		1,846.88
23030 New Jersey Division of Taxation Payable		38.63
23032 New York Department of Taxation and Finance Payable		7,848.88
23043 TX Sales Tax Payable		2,434.85
23047 Washington State Department of Revenue Payable		6,763.47
23051 District of Columbia Office of Tax and Revenue Payable		1,904.73
Total 23000 Sales Tax Payable	**$**	**58,160.03**
24000 Other Accrued Expenses		0.00
24010 Accrued Interest, Related Parties		587,268.65
24011 Premier Trailer		257,339.23
24012 CVF		552,074.91
24013 Vonn Christenson		35,405.73
24014 RH		41,023.43
24016 Invia Investments		0.00
Total 24010 Accrued Interest, Related Parties	**$**	**1,473,111.95**
24020 Accrued Interest, Non-Related Parties		-72,910.19
24020.001 SBA		-838.94
24020.002 G4G		107,093.15
24020.003 NSL		-52,366.61
24020.004 ROU		-2,091.40
24020.005 Kapitus Servicing		-5,141.91
24020.006 Forward Financing		-4,475.14
24020.007 G-DEB		-8,695.86
Total 24020 Accrued Interest, Non-Related Parties	**-$**	**39,426.90**
24100 Deferred Rent Expense		27,334.14
24200 Accrued Expenses, Legal		7,005.00
24300 Accrued Contractor Agreements Payable		-1,000.00
Total 24000 Other Accrued Expenses	**$**	**1,467,024.19**
25100 Deferred Revenue		0.00
25101 Customer Deposits		1,091,933.57
25102 Deferred Warranty Revenue, Current		34,105.78
Total 25100 Deferred Revenue	**$**	**1,126,039.35**
25201 Op Lease Liability, Current		194,207.17
25202 Warranty Reserve		325,000.00
25203 Finance Lease Liability, Current		0.00
25300 Short Term Loans		
25301 Related Party Short Term Loans		0.00

25302 Premier Trailer Loan 1	0.00
25303 Premier Trailer Loan 2	0.00
25304 Premier Trailer Loan 3	0.00
25305 CVF Loan 3 - Jospong	1,537,838.82
25306 CVF Loan 4	0.00
25307 CVF Loan 5	0.00
25308 CVF Loan 6 - Jospong	500,000.00
25309 CVF Loan 7 - Jospong	400,000.00
25310 CVF Loan 8 - Jospong	470,058.17
25311 CVF Loan 9	0.00
25312 Vonn Christenson - Jospong	50,671.17
25313 Due to Employees	0.00
25314 RH Loan	300,000.00
25315 Premier Trailer Loan 4 - Jospong	2,000,000.00
25316 Premier Trailer Loan 5 - Jospong	500,000.00
25317 Premier Trailer Loan 6 - Jospong	250,000.00
25318 Vonn Christenson 4-27-23 - Jospong	95,960.10
25319 Vonn Christenson 5-30-23 - Jospong	45,000.00
25320 Vonn Christenson 6-16-23 - Jospong	60,000.00
25321 Premier Trailer Loan 7 - Jospong	200,000.00
25322 Vonn Christenson 2-28-24	0.00
25323 Premier Trailer Loan 8	0.00
25324 Vonn Christenson 3-11-24	0.00
25325 Vonn Christenson 5-8-24	0.00
25326 Robert Cruess 5-9-24	0.00
25327 Vonn Christenson 4-26-24	0.00
25328 Vonn Christenson 5-23-24	0.00
25330 Robert Cruess 7-19-24 - Jospong	42,000.00
25331 Vonn Christenson 7-22-24 - Jospong	100,000.00
25332 Invia Investments 7-29-24	0.00
25333 CVF Loan 8-2-24 - Torsa	40,000.00
25334 Premier Trailer Loan 8-1-24	0.00
25335 CVF Loan 8-20-24 - Torsa	110,000.00
25336 CVF Loan 9-24-24 - Torsa	40,000.00
25337 Premier Trailer Loan 10-21-24 - Jospong	100,000.00
25338 Vonn Christenson Loan 11-19-24 - Jospong	50,000.00
25339 CVF Loan 11-05-24	0.00
25340 Premier Sales Loan 12-09-24 - Jospong	280,000.00
25341 Premier Sales Loan 12-10-24	20,000.00
25342 Vonn Christenson Loan 12-13-24 - Jospong	90,000.00
25343 Premier Sales Loan 12-18-24 - Jospong	45,000.00
Total 25301 Related Party Short Term Loans	**$ 7,326,528.26**
25351 Non-Related Party Short-Term Loans	
25352 Financed Corporate Insurance Premiums	0.00

25353 North Star Leasing Loan # 77191		0.00
25354 North Star Leasing Loan # 81242		0.00
25355 Alliance Funding Group Loan # 54021		0.00
25356 Financed Management Liability Insurance Premiums		17,541.84
25357 Financed General Liability Insurance Premiums		29,784.60
25358 Financed Garage and Dealers Insurance Premiums		0.00
25359 G-DEB Investments Inc. LOC		400,000.00
25360 Cohen Saban Charitable Tr Inc Loan		0.00
25361 Berkshire Hathaway Homestate Companies		13,249.60
25362 Quick Funding Gr		-4,999.00
Total 25351 Non-Related Party Short-Term Loans	$	455,577.04
25999 Current Portion Long-Term Debt		32,021.84
Total 25300 Short Term Loans	$	7,814,127.14
Total Other Current Liabilities	$	11,044,671.23
Total Current Liabilities	$	13,622,523.88
Long-Term Liabilities		
26102 Deferred Warranty Revenue		190,364.08
26103 Deferred Warranty Revenue, Current Portion (Contra)		-34,909.35
26201 Op Lease Liability, LT Portion		777,333.75
26202 Op Lease Liability, Current (Contra Account)		-194,207.17
26400 Non-Related Party Long-Term Loans		
26450 Vehicles & Equipment Loans		
26451 TCFCU Note Payable		6,480.39
26452 Tucoemas Truck Note Payable		26,179.88
26453 Ford Truck Note Payable		39,440.71
26454 Bronco Trailers note payable		0.00
26455 Safe 1 Credit Union Note Payable		21,836.69
Total 26450 Vehicles & Equipment Loans	$	93,937.67
Total 26400 Non-Related Party Long-Term Loans	$	93,937.67
26500 Non-Collateralized Loans		
26501 Mainstreet Tax Credit Liability		0.00
26502 SBA Loan #9967297807		66,982.59
26503 Suncrest Bank		0.00
26504 Peoples Bank - Loan #69977		0.00
26505 G4G De-SPAC Note Payable		2,530,000.00
26506 North Star Leasing Loan # 86707		538,247.66
26507 Forward Financing LLC		152,866.88
26508 Kapitus Servicing Inc # 16007481 8-28-24		72,111.12
26509 Swiss Fund 10-2-2024		0.00
26551 Promissory Notes Convertible, Related Parties		4,640,000.00
26552 Promissory Notes Convertible, Non-Related Parties		0.00
Total 26500 Non-Collateralized Loans	$	8,000,208.25
26999 Current Portion Long-Term Debt (Contra)		-32,021.84
Total Long-Term Liabilities	$	8,800,705.39

Total Liabilities	$	22,423,229.27
Equity		
30000 Opening Balance Equity		0.00
30100 Capital Stock		1,947.20
30105 Proceeds of Shares Not Issued		526,177.59
30110 Additional Paid-In-Capital		8,897,793.89
32000 Retained Earnings		-23,422,163.15
39999 Suspense		0.00
Net Income		-1,845,140.36
Total Equity	-$	15,841,384.83
TOTAL LIABILITIES AND EQUITY	$	6,581,844.44

ZeroNox, Inc.
Statement of Cash Flows
January - December 2023

	Total
OPERATING ACTIVITIES	
Net Income	-10,371,975.06
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11000 Accounts Receivable	1,546,966.78
11100 Reserve for Bad Debts & Returns	-23,000.00
12100 Inventory Asset	-349,700.42
12101 Inventory Asset:Tuatara Inventory	-312,847.67
12102 Inventory Asset:ION Inventory	142,960.61
12103 Inventory Asset:PEAK Inventory	-33,132.76
12104 Inventory Asset:ZEPP Inventory	-2,510.00
12105 Inventory Asset:Battery Upgrades Inventory	-20,916.50
12106 Inventory Asset:Iron Vault Inventory	2,182.24
12107 Inventory Asset:EVT Inventory	-82,541.82
12190 Inventory Asset:Accrued Freight Cost	90,010.26
12200 Prepaid Inventory Deposits	1,607,314.70
12201 Prepaid Inventory Deposits:Tuatara Prepaid Inventory	-1,145,984.56
12202 Prepaid Inventory Deposits:ION Prepaid Inventory	0.00
12203 Prepaid Inventory Deposits:PEAK Prepaid Inventory	0.00
12207 Prepaid Inventory Deposits:EVT Prepaid Inventory	0.00
12290 Prepaid Inventory Deposits:Prepaid Freight	81,000.00
13020 Prepaid Expenses:Prepaid Health Insurances	-14,182.55
13040 Prepaid Expenses:Prepaid R&D	-119,229.00
Payroll Corrections (deleted)	1,493.09
Payroll Refunds (deleted)	13,188.26
15900 Accumulated Depreciation	30,047.94
16900 Accumulated Amortization	285.94
20000 Accounts Payable	839,913.95
21101 American Express cards:Amex - Gold	47,911.89
21102 American Express cards:Amex - Blue	18,672.80
21151 American Express cards:Amex 6-61007 Vonn (deleted)	-3,600.00
21152 American Express cards:Amex 6-61023 Rob (deleted)	-104.51
21163 American Express cards:Amex 6-62146 Leo (deleted)	-21.98
21301 Ramp Visa cards:Ramp	-3,783.03
22100 Payroll Liabilities:Accrued Payroll Payable	65,004.18
22101 Payroll Liabilities:Accrued Bonus Payable	0.00
22201 Payroll Liabilities:Federal Taxes (941/943/944)	24,619.87
22202 Payroll Liabilities:Federal Unemployment (940)	1,391.51
22308 Payroll Liabilities:CA PIT / SDI	4,659.40
22309 Payroll Liabilities:CA SUI / ETT	2,958.66
22383 Payroll Liabilities:TN Unemployment Tax	40.54
22386 Payroll Liabilities:UT Income Tax	-3,066.37
22387 Payroll Liabilities:UT Unemployment Tax	-149.56
22425 Payroll Liabilities:CA Child Support Garnishment	750.32

22426 Payroll Liabilities:CA Tax Garnishment	0.00
22701 Payroll Liabilities:Health Insurance (company paid)	-39,356.93
22702 Payroll Liabilities:Health Insurance (pre-tax)	1,499.65
22703 Payroll Liabilities:Dental Insurance (company paid)	-4,248.99
22704 Payroll Liabilities:Dental Insurance (pre-tax)	2,740.12
22705 Payroll Liabilities:Vision Insurance (company paid)	-507.28
22706 Payroll Liabilities:Vision Insurance (pre-tax)	-735.26
22707 Payroll Liabilities:Life Insurance (company paid)	820.42
22708 Payroll Liabilities:Life Insurance (pre-tax)	154.00
22801 Payroll Liabilities:401k Company Match	-5,989.34
22802 Payroll Liabilities:401k Employee Pre-Tax Contribution	-3,569.59
22803 Payroll Liabilities:401k Employee Roth Contribution	-551.12
22901 Payroll Liabilities:Accrued Vacation Payable	-10,754.49
23003 Sales Tax Payable:AZ Sales Tax Payable	0.00
23005 Sales Tax Payable:CA Sales Tax Payable	-99,969.07
23006 Sales Tax Payable:CO Sales Tax Payable	5.28
23009 Sales Tax Payable:FL Sales Tax Payable	8.79
23012 Sales Tax Payable:Idaho State Tax Commission Payable	18.00
23013 Sales Tax Payable:Illinois Department of Revenue Payable	0.00
23017 Sales Tax Payable:KY Sales Tax Payable	1.10
23043 Sales Tax Payable:TX Sales Tax Payable	2,392.09
23047 Sales Tax Payable:Washington State Department of Revenue Payable	246.00
23051 Sales Tax Payable:District of Columbia Office of Tax and Revenue Payable	1,904.73
24000 Other Accrued Expenses	-533,630.88
24010 Other Accrued Expenses:Accrued Interest, Related Parties	465,446.12
24020 Other Accrued Expenses:Accrued Interest, Non-Related Parties	-12,410.36
24100 Other Accrued Expenses:Deferred Rent Expense	-43,710.00
24200 Other Accrued Expenses:Accrued Expenses, Legal	1,185,332.60
25100 Deferred Revenue	-1,390,311.89
25101 Deferred Revenue:Customer Deposits	-315,315.12
25102 Deferred Revenue:Deferred Warranty Revenue, Current	-13,728.82
25201 Op Lease Liability, Current	-96,361.56
25203 Finance Lease Liability, Current	0.00
25305 Short Term Loans:Related Party Short Term Loans:CVF Loan 3 - Jospong	-61,108.18
25308 Short Term Loans:Related Party Short Term Loans:CVF Loan 6 - Jospong	0.00
25309 Short Term Loans:Related Party Short Term Loans:CVF Loan 7 - Jospong	400,000.00
25310 Short Term Loans:Related Party Short Term Loans:CVF Loan 8 - Jospong	470,058.17
25312 Short Term Loans:Related Party Short Term Loans:Vonn Christenson - Jospong	53,690.17
25313 Short Term Loans:Related Party Short Term Loans:Due to Employees	-9,950.00
25314 Short Term Loans:Related Party Short Term Loans:RH Loan	300,000.00
25315 Short Term Loans:Related Party Short Term Loans:Premier Trailer Loan 4 - Jospong	2,000,000.00
25316 Short Term Loans:Related Party Short Term Loans:Premier Trailer Loan 5 - Jospong	500,000.00
25318 Short Term Loans:Related Party Short Term Loans:Vonn Christenson 4-27-23 - Jospong	100,327.09
25319 Short Term Loans:Related Party Short Term Loans:Vonn Christenson 5-30-23 - Jospong	47,639.09
25320 Short Term Loans:Related Party Short Term Loans:Vonn Christenson 6-16-23 - Jospong	63,175.30
25352 Short Term Loans:Non-Related Party Short-Term Loans:Financed Corporate Insurance Premiums	0.00
25353 Short Term Loans:Non-Related Party Short-Term Loans:North Star Leasing Loan # 77191	358,991.26
25354 Short Term Loans:Non-Related Party Short-Term Loans:North Star Leasing Loan # 81242	364,043.15

25355 Short Term Loans:Non-Related Party Short-Term Loans:Alliance Funding Group Loan # 54021	110,672.85
25356 Short Term Loans:Non-Related Party Short-Term Loans:Financed Management Liability Insurance Premiums	19,045.11
25357 Short Term Loans:Non-Related Party Short-Term Loans:Financed General Liability Insurance Premiums	32,078.79
25358 Short Term Loans:Non-Related Party Short-Term Loans:Financed Garage and Dealers Insurance Premiums	6,129.97
25999 Short Term Loans:Current Portion Long-Term Debt	2,849.74
Payroll Liabilities:401k Emp. Flat Def. (deleted)	-3,485.84
Payroll Liabilities:TCL141293 (deleted)	-186.98
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 6,249,990.10**
Net cash provided by operating activities	**-$ 4,121,984.96**
INVESTING ACTIVITIES	
14400 Computer Equipment	-3,690.82
14500 Fleet Vehicles	-48,648.51
14503 Fleet Vehicles:2017 F550 - 16854 #9565151L2	60,000.00
14600 Fleet Trailers	12,000.00
14606 Fleet Trailers:Carex Trailer #1 - #47937	-16,070.74
14607 Fleet Trailers:Carex Trailer #2 - #47938	-16,070.74
17000 Warehouse Land and Building	0.00
16100 Patents & Trademarks	-249,267.40
16200 Op Lease Right-of-Use Assets	-128,383.37
16201 Finance Lease Right-of-Use Asset	0.00
Net cash provided by investing activities	**-$ 390,131.58**
FINANCING ACTIVITIES	
26102 Deferred Warranty Revenue	100,195.08
26201 Op Lease Liability, LT Portion	177,034.12
26202 Op Lease Liability, Current (Contra Account)	-42,056.03
26451 Non-Related Party Long-Term Loans:Vehicles & Equipment Loans:TCFCU Note Payable	-6,068.82
26452 Non-Related Party Long-Term Loans:Vehicles & Equipment Loans:Tucoemas Truck Note Payable	-7,047.67
26453 Non-Related Party Long-Term Loans:Vehicles & Equipment Loans:Ford Truck Note Payable	-13,847.97
26454 Non-Related Party Long-Term Loans:Vehicles & Equipment Loans:Bronco Trailers note payable	0.00
26455 Non-Related Party Long-Term Loans:Vehicles & Equipment Loans:Safe 1 Credit Union Note Payable	27,237.01
26502 Non-Collateralized Loans:SBA Loan #9967297807	-1,363.83
26505 Non-Collateralized Loans:G4G De-SPAC Note Payable	2,530,000.00
26551 Non-Collateralized Loans:Promissory Notes Convertible, Related Parties	-100,000.00
26552 Non-Collateralized Loans:Promissory Notes Convertible, Non-Related Parties	-750,000.00
26999 Current Portion Long-Term Debt (Contra)	-2,849.74
30100 Capital Stock	148.12
30105 Proceeds of Shares Not Issued	-101,000.00
30110 Additional Paid-In-Capital	2,192,025.97
32000 Retained Earnings	140,942.92
39999 Suspense	0.00
Net cash provided by financing activities	**$ 4,143,349.16**
Net cash increase for period	**-$ 368,767.38**
Cash at beginning of period	**493,175.29**
Cash at end of period	**$ 124,407.91**

ZeroNox, Inc.
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
10110 Bank of the Sierra	
10111 BotS - Checking	6,101.55
10112 BotS - Savings	2,501.29
10113 BotS - Warranty	2,501.01
Total 10110 Bank of the Sierra	**$ 11,103.85**
10120 Chase Bank	
10121 Chase - Checking	113,195.39
Total 10120 Chase Bank	**$ 113,195.39**
10190 Petty Cash	108.67
Total Bank Accounts	**$ 124,407.91**
Accounts Receivable	
11000 Accounts Receivable	584,693.53
Total Accounts Receivable	**$ 584,693.53**
Other Current Assets	
11100 Reserve for Bad Debts & Returns	-57,000.00
12000 Undeposited Funds	0.00
12100 Inventory Asset	265,441.28
12101 Tuatara Inventory	827,795.31
12102 ION Inventory	195,739.39
12103 PEAK Inventory	33,132.76
12104 ZEPP Inventory	2,510.00
12105 Battery Upgrades Inventory	20,916.50
12106 Iron Vault Inventory	7,602.26
12107 EVT Inventory	82,541.82
12108 ZTRAC Inventory	0.00
12190 Accrued Freight Cost	54,493.64
Total 12100 Inventory Asset	**$ 1,490,172.96**
12200 Prepaid Inventory Deposits	0.00
12201 Tuatara Prepaid Inventory	1,145,984.56
12202 ION Prepaid Inventory	0.00
12203 PEAK Prepaid Inventory	0.00
12207 EVT Prepaid Inventory	0.00
12290 Prepaid Freight	0.00
Total 12200 Prepaid Inventory Deposits	**$ 1,145,984.56**
13000 Prepaid Expenses	
13020 Prepaid Health Insurances	14,182.55

13040 Prepaid R&D		119,229.00
Total 13000 Prepaid Expenses	$	**133,411.55**
Total Other Current Assets	$	**2,712,569.07**
Total Current Assets	$	**3,421,670.51**
Fixed Assets		
14200 Warehouse & Manufacturing Equipment		81,755.32
14400 Computer Equipment		3,690.82
14500 Fleet Vehicles		79,418.67
14501 1198 - 2015 RAM Truck #83270W1		0.00
14502 #3-2011 F250 Super Duty - 99504		0.00
14503 2017 F550 - 16854 #9565151L2		0.00
14504 8065 - 2015 RAM Truck #83267W1		0.00
14505 2012 Chev Silverado - 10603		30,000.00
14506 Freightliner 2006 - 98376		0.00
14507 2003 Ford - 32816		0.00
14508 Trucks		12,000.00
14510 2022 Ford F250 40414		82,707.85
14511 2021 Chevy Silv 75004		45,419.51
Total 14500 Fleet Vehicles	$	**249,546.03**
14600 Fleet Trailers		0.00
14601 Metal Trailer #1		9,959.28
14602 Metal Trailer #2		0.00
14603 Box Trailer - 12338		11,790.66
14604 Box Trailer #2 - 12544		12,788.26
14605 Trailer #3 - 16854		0.00
14606 Carex Trailer #1 - #47937		16,070.74
14607 Carex Trailer #2 - #47938		16,070.74
14608 Bronco flat trailer - 76861		12,766.93
Total 14600 Fleet Trailers	$	**79,446.61**
15900 Accumulated Depreciation		-106,264.70
17000 Warehouse Land and Building		0.00
Total Fixed Assets	$	**308,174.08**
Other Assets		
16100 Patents & Trademarks		578,067.40
16200 Op Lease Right-of-Use Assets		972,500.72
16201 Finance Lease Right-of-Use Asset		0.00
16900 Accumulated Amortization		-285.94
Total Other Assets	$	**1,550,282.18**
TOTAL ASSETS	$	**5,280,126.77**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
20000 Accounts Payable		1,656,580.68

Total Accounts Payable	$	1,656,580.68
Credit Cards		
21100 American Express cards		
21101 Amex - Gold		63,939.05
21102 Amex - Blue		18,672.80
Total 21100 American Express cards	$	82,611.85
21300 Ramp Visa cards		
21301 Ramp		16,556.58
Total 21300 Ramp Visa cards	$	16,556.58
Total Credit Cards	$	99,168.43
Other Current Liabilities		
22000 Payroll Liabilities		0.00
22100 Accrued Payroll Payable		65,004.18
22101 Accrued Bonus Payable		0.00
22201 Federal Taxes (941/943/944)		25,561.62
22202 Federal Unemployment (940)		2,839.43
22308 CA PIT / SDI		4,904.39
22309 CA SUI / ETT		2,958.66
22383 TN Unemployment Tax		40.54
22386 UT Income Tax		459.46
22387 UT Unemployment Tax		141.24
22425 CA Child Support Garnishment		750.32
22426 CA Tax Garnishment		0.00
22701 Health Insurance (company paid)		0.00
22702 Health Insurance (pre-tax)		2,202.43
22703 Dental Insurance (company paid)		0.00
22704 Dental Insurance (pre-tax)		1,497.58
22705 Vision Insurance (company paid)		0.00
22706 Vision Insurance (pre-tax)		0.00
22707 Life Insurance (company paid)		820.42
22708 Life Insurance (pre-tax)		154.00
22801 401k Company Match		1,209.81
22802 401k Employee Pre-Tax Contribution		746.36
22803 401k Employee Roth Contribution		463.48
22901 Accrued Vacation Payable		3,060.86
Total 22000 Payroll Liabilities	$	112,814.78
23000 Sales Tax Payable		0.00
23003 AZ Sales Tax Payable		1,871.52
23005 CA Sales Tax Payable		-593.99
23006 CO Sales Tax Payable		12,811.68
23009 FL Sales Tax Payable		2,619.09
23010 GA Sales Tax Payable		0.00
23012 Idaho State Tax Commission Payable		18.00
23013 Illinois Department of Revenue Payable		0.00

23015 IA Sales Tax Payable		0.00
23017 KY Sales Tax Payable		37.55
23043 TX Sales Tax Payable		2,392.09
23047 Washington State Department of Revenue Payable		246.00
23051 District of Columbia Office of Tax and Revenue Payable		1,904.73
Total 23000 Sales Tax Payable	**$**	**21,306.67**
24000 Other Accrued Expenses		0.00
24010 Accrued Interest, Related Parties		859,460.12
24020 Accrued Interest, Non-Related Parties		27,483.50
24100 Deferred Rent Expense		1,290.00
24200 Accrued Expenses, Legal		1,185,332.60
Total 24000 Other Accrued Expenses	**$**	**2,073,566.22**
25100 Deferred Revenue		0.00
25101 Customer Deposits		146,699.59
25102 Deferred Warranty Revenue, Current		24,042.66
Total 25100 Deferred Revenue	**$**	**170,742.25**
25201 Op Lease Liability, Current		42,056.03
25202 Warranty Reserve		325,000.00
25203 Finance Lease Liability, Current		0.00
25300 Short Term Loans		
25301 Related Party Short Term Loans		0.00
25302 Premier Trailer Loan 1		0.00
25303 Premier Trailer Loan 2		0.00
25304 Premier Trailer Loan 3		0.00
25305 CVF Loan 3 - Jospong		1,537,838.82
25306 CVF Loan 4		0.00
25307 CVF Loan 5		0.00
25308 CVF Loan 6 - Jospong		500,000.00
25309 CVF Loan 7 - Jospong		400,000.00
25310 CVF Loan 8 - Jospong		470,058.17
25311 CVF Loan 9		0.00
25312 Vonn Christenson - Jospong		53,690.17
25313 Due to Employees		0.00
25314 RH Loan		300,000.00
25315 Premier Trailer Loan 4 - Jospong		2,000,000.00
25316 Premier Trailer Loan 5 - Jospong		500,000.00
25318 Vonn Christenson 4-27-23 - Jospong		100,327.09
25319 Vonn Christenson 5-30-23 - Jospong		47,639.09
25320 Vonn Christenson 6-16-23 - Jospong		63,175.30
Total 25301 Related Party Short Term Loans	**$**	**5,972,728.64**
25351 Non-Related Party Short-Term Loans		
25352 Financed Corporate Insurance Premiums		0.00
25353 North Star Leasing Loan # 77191		358,991.26
25354 North Star Leasing Loan # 81242		364,043.15

25355 Alliance Funding Group Loan # 54021		110,672.85
25356 Financed Management Liability Insurance Premiums		19,045.11
25357 Financed General Liability Insurance Premiums		32,078.79
25358 Financed Garage and Dealers Insurance Premiums		6,129.97
Total 25351 Non-Related Party Short-Term Loans	$	890,961.13
25999 Current Portion Long-Term Debt		32,021.84
Total 25300 Short Term Loans	$	6,895,711.61
Total Other Current Liabilities	$	9,641,197.56
Total Current Liabilities	$	11,396,946.67
Long-Term Liabilities		
26102 Deferred Warranty Revenue		190,364.08
26201 Op Lease Liability, LT Portion		921,484.54
26202 Op Lease Liability, Current (Contra Account)		-42,056.03
26400 Non-Related Party Long-Term Loans		
26450 Vehicles & Equipment Loans		
26451 TCFCU Note Payable		13,290.85
26452 Tucoemas Truck Note Payable		34,871.84
26453 Ford Truck Note Payable		53,895.54
26454 Bronco Trailers note payable		0.00
26455 Safe 1 Credit Union Note Payable		27,237.01
Total 26450 Vehicles & Equipment Loans	$	129,295.24
Total 26400 Non-Related Party Long-Term Loans	$	129,295.24
26500 Non-Collateralized Loans		
26501 Mainstreet Tax Credit Liability		0.00
26502 SBA Loan #9967297807		68,536.17
26503 Suncrest Bank		0.00
26504 Peoples Bank - Loan #69977		0.00
26505 G4G De-SPAC Note Payable		2,530,000.00
26551 Promissory Notes Convertible, Related Parties		4,640,000.00
26552 Promissory Notes Convertible, Non-Related Parties		0.00
Total 26500 Non-Collateralized Loans	$	7,238,536.17
26999 Current Portion Long-Term Debt (Contra)		-32,021.84
Total Long-Term Liabilities	$	8,405,602.16
Total Liabilities	$	19,802,548.83
Equity		
30000 Opening Balance Equity		0.00
30100 Capital Stock		1,947.20
30105 Proceeds of Shares Not Issued		0.00
30110 Additional Paid-In-Capital		8,897,793.89
32000 Retained Earnings		-13,050,188.09
39999 Suspense		0.00
Net Income		-10,371,975.06
Total Equity	-$	14,522,422.06
TOTAL LIABILITIES AND EQUITY	$	5,280,126.77

Monday, Apr 14, 2025 04:43:08 PM GMT-7 - Accrual Basis

ZeroNox, Inc.
Profit and Loss
January - December 2023

	Total
Income	
40000 Sales	
40110 Tuatara Income	3,759,648.25
40120 ION Income	514,228.54
40130 PEAK Income	2,553,976.97
40210 ZEPP Income	560,985.00
40220 Battery Upgrades Income	63,029.96
40230 Iron Vault Income	31,707.22
40250 ZTRAC Income	12,089.00
40300 Sales of Parts	16,560.15
40400 Extended Warranty Sales	-58,166.13
40410 Out-of-Warranty Repairs	8,772.05
40500 Freight	309,812.93
40900 Sales Concessions	-517,385.31
Total 40000 Sales	**$ 7,255,258.63**
Services	0.00
Total Income	**$ 7,255,258.63**
Cost of Goods Sold	
50000 Cost of Goods Sold	
50110 Tuatara COGS	1,739,332.01
50120 ION COGS	32,045.51
50130 PEAK COGS	1,599,942.69
50210 ZEPP COGS	962.29
50220 Battery Upgrades COGS	23,824.76
50230 Iron Vault COGS	1,494.36
50240 EVT COGS	28,727.00
50260 Assembly	19,584.92
50300 Product Parts Repair	1,034.81
50400 Warranty Expenditures	52,280.87
50410 Out-of-Warranty Repair COGS	16,677.53
50420 Product Alteration Materials	5,825.66
Total 50000 Cost of Goods Sold	**$ 3,521,732.41**
50500 Freight and Shipping Costs	3,729.10
50510 Air Frieght	10,574.30
50520 Duties	591,689.09
50540 Ocean Freight	147,052.44
50550 Final Mile Shipping Expense	89,826.78
Total 50500 Freight and Shipping Costs	**$ 842,871.71**
51000 Cost of Labor	

51100 Employee Wages - Direct Labor		340,332.72
51110 Payroll Taxes - Direct Labor		129,819.78
Total 51000 Cost of Labor	**$**	**470,152.50**
52100 Inventory Adjustment		-526,773.40
52200 Inventory Shrinkage		-102,919.27
Total Cost of Goods Sold	**$**	**4,205,063.95**
Gross Profit	**$**	**3,050,194.68**
Expenses		
61000 Employees		
61100 Payroll Expenses		
61110 Employee Wages		
61111 Employee Wages - G&A		1,587,828.51
61112 Employee Wages - R&D		493,350.90
61113 Employee Wages - S&M		393,712.51
61115 Bonus		50,000.00
Total 61110 Employee Wages	**$**	**2,524,891.92**
61120 Payroll Taxes		0.00
61122 Payroll Taxes - G&A		596,271.25
61123 Payroll Taxes - R&D		167,079.24
61124 Payroll Taxes - S&M		157,785.77
Total 61120 Payroll Taxes	**$**	**921,136.26**
Total 61100 Payroll Expenses	**$**	**3,446,028.18**
61200 Employment-Related Insurance		
61201 Health Insurance - Employer		209,455.82
61202 Dental Insurance - Employer		5,479.00
61203 Vision Insurance - Employer		928.63
61205 Workers Comp. Insurance		119,312.79
Total 61200 Employment-Related Insurance	**$**	**335,176.24**
61300 Retirement Expenses		
61301 401k Company Match		32,769.69
61302 401k Fees		4,598.42
Total 61300 Retirement Expenses	**$**	**37,368.11**
61401 Employee Relations		45,195.60
61402 Training & Education		23,471.50
61403 Employee Onboarding		20.00
61901 Accrued Vacation Expense		-10,754.49
61902 Stock Compensation Expense		709,044.00
Total 61000 Employees	**$**	**4,585,549.14**
62000 Professional Services		0.00
62100 Attorneys and Legal		451,463.66
62210 Accounting & Tax		237,154.60
62220 Technical Accounting & Audit		343,427.20
62300 Human Resource and Payroll		26,728.70
62400 Marketing, Public Relations & Advertising		190,988.35

62500 Information Systems		239,897.45
62600 Engineering and Product Development		396,393.48
62700 Sales		5,807.60
62800 Management and Strategic Planning		222,178.09
62900 Public Company Inherent Costs		
62910 SPAC		2,530,000.00
62930 Legal		1,065,401.60
62960 Advisors/Consultants		11,468.75
62980 Board of Directors		131,400.00
62990 Investor Relations		11,913.93
Total 62900 Public Company Inherent Costs	$	3,750,184.28
Total 62000 Professional Services	$	5,864,223.41
63000 Facilities		
63100 Rent Expense		0.00
63110 Warehouse Lease		154,599.49
63120 Warehouse Rent		16,703.46
63140 Remote EE Rental House		20,000.00
Total 63100 Rent Expense	$	191,302.95
63200 Utilities		44.41
63211 Electricity		6,600.67
63212 Electricity Warehouse		28,661.20
63213 Gas		2,858.79
63214 Water & Trash		5,756.97
63215 Telephone Services		6,413.13
63216 Internet and TV Services		6,174.37
Total 63200 Utilities	$	56,509.54
63400 Facility Repairs and Maintenance		42,892.36
63500 Facility Improvements		19,928.06
63700 Small Tools		26,682.21
63800 Warehouse Supplies		37,500.00
Total 63000 Facilities	$	374,815.12
63900 Vehicle Expense		
63910 Licences and Registrations		3,977.00
63920 Fuel		11,016.11
63930 Vehicle Repairs & Maintenance		21,042.68
Total 63900 Vehicle Expense	$	36,035.79
64000 Sales & Marketing		3,000.00
64100 Advertising		
64110 Print Mediums		227.36
64130 Outdoor Mediums		1,150.00
64140 Website		3,176.28
64150 Digital and Social Media		16,200.00
64160 Marketing Materials and Items		1,101.51
Total 64100 Advertising	$	21,855.15

64200 Promotional Events		59,311.94
64300 Trade Show Registrations		7,124.55
64400 Customer Relations		5,498.42
64500 Business Development		12,840.81
Total 64000 Sales & Marketing	**$**	**109,630.87**
65000 Insurance Expense		0.00
65100 General Liability		82,378.33
65200 Property & Casualty Insurance		93,022.27
65300 Automotive Insurance		21,009.35
65400 Directors & Officers		24,008.00
65500 Bonds and Other Insurances		10,593.11
Total 65000 Insurance Expense	**$**	**231,011.06**
66000 Travel & Entertainment		
66100 Travel Expense		1,773.74
66101 Air Travel		95,301.46
66102 Auto & Fuel		37,629.35
66103 Lodging		35,921.33
66104 Meals and Per Diem		37,600.90
66105 Entertainment		1,726.12
Total 66100 Travel Expense	**$**	**209,952.90**
66200 Travel and Entertainment (S&M)		0.00
66201 Air Travel (S&M)		6,903.09
66202 Auto & Fuel (S&M)		29,733.02
66203 Lodging (S&M)		22,059.75
66204 Meals and Per Diem (S&M)		14,418.29
66205 Entertainment (S&M)		819.60
Total 66200 Travel and Entertainment (S&M)	**$**	**73,933.75**
Total 66000 Travel & Entertainment	**$**	**283,886.65**
67000 Office Expenses		
67010 Office Supplies		39,852.68
67020 Postage and Shipping		18,695.65
67030 Computer and Devices		56,795.50
67040 Software Subscriptions		82,700.89
Total 67000 Office Expenses	**$**	**198,044.72**
67100 Memberships, Dues and Subscriptions		29,316.53
67200 Permits, Licenses and Certifications		2.00
67300 Meetings and Conferences		1,088.57
67500 Scholarships		5,000.00
67600 Interest, Fees and Service Charges		928.19
67620 Mortgage, Rent, and Lease Interest		4,905.84
67630 Vehicle and Equipment Interest		6,990.31
67640 Credit Card Interest		3,775.64
67650 Unsecured Loan Interest		192,858.94
67660 Bank Service Charges		5,285.12

67670 Other Fees and Finance Charges		-5.48
67680 Interest on Convertible Notes		428,453.70
67690 Merchant Account Fees		855.50
67700 Loan and Financing Fees		90,405.57
67710 Related Party Interest		68,309.84
67799 Cash Back Rewards		-6,207.94
Total 67600 Interest, Fees and Service Charges	$	**796,555.23**
68000 Research & Development - Jospong		982,382.34
68100 Bad Debt		8,519.03
68200 Loss on Patent Expiration		1,714.00
68500 Depreciation Expense		53,147.94
68600 Amortization Expense		38,594.70
69000 Taxes & Licenses		
69020 State Income Taxes		800.00
69030 State Corp/LLC Fee		-0.08
69060 Tax Penalty		5,970.25
69070 Business Licenses		3,593.25
69080 Sales and Use Tax Adjustments		-1,994.27
Total 69000 Taxes & Licenses	$	**8,369.15**
Total Expenses	$	**13,607,886.25**
Net Operating Income	-$	**10,557,691.57**
Other Income		
70000 Other Income		1.00
70100 Interest Income		5,894.22
70200 Rent Income		3,600.00
70300 Gain on Debt Conversion		61,110.36
70400 Gain on Lease Reassessment		78,000.62
79000 Miscellaneous Income		2.94
Total Other Income	$	**148,609.14**
Other Expenses		
80000 Other Expense		0.00
80400 Loss on Lease Reassessment		4,380.74
81000 Gain/Loss on Sale of Assets		
81100 Purchase Price of Asset		72,000.00
81200 Accumulated Depreciation on Asset		-23,100.00
81300 Sales Price of Asset		-91,400.00
Total 81000 Gain/Loss on Sale of Assets	-$	**42,500.00**
82000 Reconciliation Discrepancies		77.29
89000 Miscellaneous Expense		934.60
Total Other Expenses	-$	**37,107.37**
Net Other Income	$	**185,716.51**
Net Income	-$	**10,371,975.06**

Monday, Apr 14, 2025 04:42:44 PM GMT-7 - Accrual Basis